SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2014

CGG

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

BP and CGG Agree to Develop

Next-Generation Marine Seismic Source Technology

Two global companies to collaborate on R&D to take offshore industry’s subsea imaging capability to the next level

Paris, France – 28 October 2014

CGG and BP today announced an agreement for collaborative research and development in the field of new types of marine vibratory seismic sources. The agreement combines the companies’ research efforts and expertise to develop and deploy innovative seismic source technology, and builds on successful prototype trials.

Seismic surveys have for decades been the exploration industry’s key tool for identifying oil- and gas-bearing rocks below the seabed. And both BP and CGG recognize the significant potential for new vibratory seismic sources to improve technical performance, while maintaining a focus on environmental sensitivity.

“BP has an established track record of innovation and industry leadership in the area of seismic acquisition, which plays to our notable strengths in exploration and resource progression,” said Eric Green, Vice President, Advanced Seismic Imaging Technology, at BP. “This agreement highlights BP’s ongoing commitment to remaining at the forefront of this important field. We welcome this exciting opportunity to cooperate on novel marine source technology with CGG.”

Thierry Brizard, Executive Vice President, Technology, CGG, said: “Historically, CGG has consistently taken the lead in the development and implementation of new technological advances for seismic acquisition. Recent examples are our BroadSeis-BroadSourceTM technology for true broadband marine seismic imaging and our Sercel 508XT, which sets the new standard for onshore MegaCrew acquisition. We look forward to joining forces with BP to develop new seismic source technology that will have a profound impact on the future of the seismic industry.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

About BP

BP is one of the world’s leading international oil and gas companies, with more than 80,000 employees in around 80 countries. Our strengths lie in exploration and discovery, deepwater, giant fields and gas value chains, and a high-quality downstream business – all supported by leading-edge technology. We provide our customers with fuel for transportation, energy for heat and light, lubricants to keep engines moving, and petrochemical products used to make everyday items as diverse as paints, clothes and packaging. www.bp.com.

Contacts

Group Communication Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com BP Press Office Tel: +44 207 496 4076 E-Mail: bppress@bp.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND THE PROSPECTUS CONTAINED IN CGG’s REGISTRATION STATEMENT ON FORM F-4 (REGISTRATION STATEMENT NO. 333-197261) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 28th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO